November 7, 2005


VIA EDGAR
---------

Michael Pressman, Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

         RE:      LXU HEALTHCARE, INC.
                  SCHEDULE 13E-3 FILED AUGUST 31, 2005
                  FILE NO. 5-78542

                  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                  FILED AUGUST 31, 2005, AS AMENDED
                  FILE NO. 0-14961

Dear Mr. Pressman:

     This letter is submitted on behalf of LXU Healthcare, Inc. (the "Company") in response to comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Schedule 13E-3 filed with the Commission on August 31, 2005 and the Company's Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 31, 2005, as amended pursuant to Amendment No. 1 to the Preliminary Proxy Statement filed with the Commission on October 19, 2005 (the "Preliminary Proxy Statement"), as set forth in your letter, dated October 31, 2005 (the "Comment Letter"), to George Lloyd. The Company is concurrently filing Amendment No. 1 to the Schedule 13E-3 and Amendment No. 2 to the Preliminary Proxy Statement (together, the "Amendments"), which principally include changes to reflect responses to the Staff's comments. The responses in this letter are based on representations made by the Company to Goodwin Procter LLP for the purpose of preparing this letter. The Company will separately deliver copies of the Amendments, marked to show changes responsive to the Comment Letter, to members of the Staff specified in the Comment Letter.

     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Schedule 13E-3 and the Preliminary Proxy Statement and page references in the responses refer to the Amendments.


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Securities and Exchange Commission
Page 2

GENERAL
-------

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT ONE. PLEASE PROVIDE US WITH COPIES OF THE MATERIALS PREPARED BY JEFFRIES & COMPANY, SHATTUCK HAMMOND, BURNHAM SECURITIES, AND WILLIAM BLAIR. IN ADDITION, YOUR
          RESPONSE INDICATES THAT THE BOARD DID NOT GIVE "ANY SIGNIFICANT WEIGHT" TO THE BANKS' VALUATIONS OF THE COMPANY AND LATER STATES THAT THE MATERIALS WERE NOT RELIED ON BY THE BOARD. PLEASE REVISE YOUR RESPONSE, AND THE DISCLOSURE, TO ADDRESS THIS INCONSISTENCY AND REFLECT THE LEVEL OF CONSIDERATION GIVEN TO THE VALUATIONS.

          RESPONSE: In response to the Staff's comments, the Company is supplementally providing copies of the materials prepared by Jefferies & Company, Shattuck Hammond Partners, Burnham Securities, Inc. and William Blair & Company. In addition, the Company has revised the Preliminary Proxy Statement on pages 18 and 27 and has revised below its response to prior comment one to address the inconsistency referenced by the Staff and to reflect the level of consideration given to the materials by the Company's Board.

REVISED RESPONSE TO PRIOR COMMENT ONE
-------------------------------------

     The Company respectfully submits that the business context and purposes for which Jefferies & Company, Shattuck Hammond Partners, Burnham Securities, Inc. and William Blair & Company prepared the materials makes them unreliable indicators of the value of the Company. In addition, the Company respectfully submits that these materials are not reports, opinions or appraisals materially related to the Stock Splits.

     These materials are "pitch materials" prepared by these investment banks to market their services to the Company. As is common, these pitch materials contained a highly preliminary view of the valuation of the Company based solely on publicly-available information about the Company. These investment banks were not engaged by the Company to prepare these materials or the preliminary valuations contained therein and received no compensation for preparing these materials.

     Because the investment banks' primary motivation in preparing these reports was to secure business from the Company, these banks had an incentive to overstate the value of the Company. The very high and broad range of values ($37 million to $70 million) for the Company indicated by the investment banks are a consequence of the fact that these investment banks had limited knowledge of the Company and conducted no due diligence of the Company in connection with the preparation of these materials.

     Based on all of these factors, the Company believes that these materials are an unreliable indicator of the Company's value and lack the credibility associated with independent appraisals, reports or opinions of the kind discussed in the Ephraim No-Action Letter and the In re Meyers Parking System

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Securities and Exchange Commission
Page 3

Release. The absence of any significant research or due diligence investigation of the Company used to prepare these materials and the absence of compensation contrasts with the extensive, presumably paid, review conducted for the purpose of preparing an independent appraisal of assets in connection with a post-closing adjustment in a merger context (as was the case in the Charles L. Ephraim No-Action letter) and for the purpose of preparing third party appraisals of properties in connection with the valuation of minority shares (which appraisals were used as a starting point for the preparation of the fairness opinion referenced in the In re Meyers Parking System Release). For this reason, as indicated in the Preliminary Proxy Statement, the Board did not rely on these indications of the investment banks' views regarding the value of the Company.

     In  addition,  the Company  does not  believe  that the  investment  banks'
presentations  are  "materially  related"  to  the  deregistration  transaction.
Although  the  Company  recognizes  that  the fact  that a  report,  opinion  or appraisal  was  not  specifically  prepared  for  purposes  of  the  Rule  13e-3 transaction is not dispositive of its relevance or materiality to the transaction, the Company believes that it is relevant that, in this case, the investment banks' materials were not prepared in the context of the Stock Splits. It should be noted that although Simon Financial naturally reviewed these presentations as part of its due diligence in connection with the delivery of its fairness opinion, Simon Financial did not rely on these presentations in conducting its valuation analysis and preparing its fairness opinion.

     In light of the fact that the materials prepared by the investment banks are "free" marketing materials and were not relied upon either by Simon Financial or the Board, the Company believes that the inclusion of a detailed description of these presentations in the Preliminary Proxy Statement and their attachment as exhibits would be inappropriate and misleading as it would suggest that these materials contain relevant information that the Board believes shareholders should rely on, and would frustrate the purposes of Rule 13e-3 by leading shareholders to unduly rely on information that does not rise to the level of a report, appraisal or opinion deemed relevant under Rule 13e-3 and is not materially related to the Company's proposed deregistration transaction.

     Please note that the presentation of Simon Financial, Inc. to the Company's Board on August 25, 2005 is being filed as an exhibit to Schedule 13E-3 pursuant to Items 1015 and 1016 of Regulation M-A


SCHEDULE 13E-3
--------------

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT TWO. PLEASE INCLUDE GE CAPITAL, WOODCREST ASSOCIATES, WEBBMONT HOLDINGS AND ROBERT FISHER AS FILING PERSONS. IT APPEARS THAT THEIR ROLE AS NON-VOTING OBSERVERS ENGAGES THEM IN THE TRANSACTION. WE NOTE, FOR INSTANCE, YOUR STATEMENT ON PAGE

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Securities and Exchange Commission
Page 4

          24 THAT "ANDREA ASSARAT ALSO ATTENDED THESE MEETING [SIC] AS AN OBSERVER FOR GE CAPITAL AND ACTIVELY PARTICIPATED." IN THE ALTERNATIVE, PLEASE EXPLAIN TO US IN GREATER DETAIL WHY YOU BELIEVE HOLDING A NON-VOTING SEAT ON THE BOARD AND ACTIVELY PARTICIPATING IN BOARD MEETING RELATED TO THE TRANSACTION DOES NOT RENDER A PERSON "ENGAGED."

          RESPONSE: In response to the Staff's comments, the Company has included the Related Persons as filing persons and has revised the Preliminary Proxy Statement and the Schedule 13E-3 accordingly.


PRELIMINARY PROXY MATERIALS
---------------------------

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT THREE. PLEASE PROVIDE US WITH BRIEF LEGAL ANALYSIS OF WHETHER OR NOT SECURITY HOLDER APPROVAL IS NECESSARY TO APPROVE THE AMENDMENT TO THE ARTICLES OF ORGANIZATION AUTHORIZING THE FORWARD STOCK SPLIT. TO THE EXTENT THAT THE FORWARD STOCK SPLIT AMENDMENT IS REQUIRED UNDER THE GOVERNING STATE LAW TO AUTHORIZE THE ACTION, EACH REQUEST TO AMEND SHOULD BE IDENTIFIED AS A SEPARATE PROPOSAL.

          RESPONSE: Stockholder approval is necessary to approve the amendment to the Articles of Organization authorizing the forward stock split. Accordingly, in response to the Staff's comments, the Company has revised the Preliminary Proxy Statement on page 2 and the Proxy Card in response to prior Comment #3 to separately break out the reverse stock split and forward stock split as separate items which are cross-conditioned on each other.


FAIRNESS OPINION OF SIMON FINANCIAL, PAGE 12
--------------------------------------------

4. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 33. PLEASE EXPAND YOUR DISCLOSURE TO SET FORTH ALL OF THE FINANCIAL PROJECTIONS THAT MANAGEMENT PROVIDED TO SIMON FINANCIAL. IN ADDITION, DISCLOSE AND QUANTIFY (TO THE EXTENT POSSIBLE) THE MATERIAL ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS.

          RESPONSE: In response to the Staff's comments, the Company has expanded its disclosure on page 13 of the Preliminary Proxy Statement in response to prior Comment #33 with respect to the projections that management of the Company provided to Simon Financial.


5. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 34. PROVIDE SIMILAR DISCLOSURE FOR EACH ANALYSIS.

          RESPONSE: In response to the Staff's comments, the Company has expanded the disclosure on page 14 of the Preliminary Proxy Statement in response to prior Comment #34.

Securities and Exchange Commission
Page 5

FAIRNESS OF THE STOCK SPLITS, PAGE 18
-------------------------------------

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 13. WE ARE UNABLE TO LOCATE ANY DISCUSSION OF FACTORS (I)-(IV) OF INSTRUCTION 2 TO ITEM 1014. TO THE EXTENT ANY SUCH FACTORS WERE NOT CONSIDERED OR DEEMED RELEVANT IN THE CONTEXT OF THIS PARTICULAR TRANSACTION, THAT FACT MAY BE IMPORTANT FOR SHAREHOLDERS IN ASSESSING THE TRANSACTION AND THE COMPANY'S FAIRNESS DETERMINATION. REFER TO EXCHANGE ACT RELEASE NO. 17719 (APRIL 13,
          1981).

          RESPONSE: In response to the Staff's comments, the Company has included the referenced disclosure on page 19 to 20 of the Preliminary Proxy Statement.


          SUBSTANTIVE FAIRNESS, PAGE 18
          -----------------------------

7. IT IS UNCLEAR HOW, OTHER THAN THE FAIRNESS OPINION, THE FACTORS YOU CITE SUPPORT A FAIRNESS DETERMINATION FOR UNAFFILIATED HOLDERS WHO ARE BEING CASHED OUT. PLEASE REVISE THIS SECTION TO DISCUSS THE NEXUS BETWEEN EACH FACTOR YOU DISCUSS AND THE BOARD'S FAIRNESS DETERMINATION TO UNAFFILIATED HOLDERS WHO ARE BEING CASHED OUT AND WHO ARE REMAINING WITH THE COMPANY.

          RESPONSE: In response to the Staff's comments, the Company has revised the Preliminary Proxy Statement on pages 19 to 22 to include the referenced disclosure.


          EQUAL TREATMENT OF RELATED PERSONS AND UNAFFILIATED  HOLDERS OF SHARES
          ---------------------------------------------------  -----------------
          OF COMMON STOCK, PAGE 18
          ------------------------

8. IT IS UNCLEAR TO THE STAFF WHY THE BOARD BELIEVES THE SPLIT RATIO IS "AN ENTIRELY NEUTRAL DEVICE IN ITS IMPACT ON AFFILIATED AND UNAFFILIATED SHAREHOLDERS." SOME UNAFFILIATED HOLDERS WILL BE CASHED OUT WHILE ALL RELATED PERSONS WILL REMAIN WITH THE COMPANY. ACCORDINGLY, THE SPLIT APPEARS TO HAVE A DISPARATE IMPACT. PLEASE REVISE HERE AND THROUGHOUT THE DOCUMENT AS APPROPRIATE.

          RESPONSE: In response to the Staff's comments, the Company has revised the Preliminary Proxy Statement on pages 4, 20 and 35 to make clear to shareholders the disparate impact of the Stock Splits on affiliated and unaffiliated shareholders.


PROPOSAL TO EFFECT THE STOCK SPLITS, PAGE 22
--------------------------------------------

9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 22. IDENTIFY THE "CERTAIN AFFILIATES" WHO MET WITH THE INVESTMENT BANKS. DISCLOSE THE DATES OF THE MEETINGS AND WHETHER THE POSSIBILITY OF GOING PRIVATE WAS DISCUSSED AT THESE MEETINGS. PLEASE ADDRESS EACH MEETING SEPARATELY.


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Securities and Exchange Commission
Page 6

          RESPONSE: In response to the Staff's comments, the Company has included the referenced disclosure on page 26 of the Preliminary Proxy Statement.


                                     * * * *

     If you should have any questions regarding the Amendments or the responses contained in this letter, please do not hesitate to call me at (617) 570-1999.

Sincerely,

/s/ George W. Lloyd
-------------------
George W. Lloyd
Goodwin Procter LLP